Continental

"Exemption No.
82-1357"

Continental Aktiengesellschaft

Press Release

03 MAR 12 AM 7:21

SUPPL

Sales and volumes of fiscal 2002

Record sales achieved at Continental

Continental Automotive Systems becomes strongest sales performer

Hanover, March 10, 2003. Consolidated sales at Continental rose in 2002 to 11.4 billion euros (2001: 11.2 billion euros), representing a gain of 175 million euros or 1.6 percent.

Sales of the **Continental Automotive Systems** Division leaped by 14.6 percent to 4,568 million euros (2001: 3;986 million euros). This was due to changes in the scope of consolidation, primarily due to the inclusion of Continental Temic for twelve months, as well as through volume growth in all business units. The biggest advances in volume were made with electronic brake systems as well as with the anti-lock braking system (ABS) and electronic stability program (ESP). In 2002, for example, about 8.5 million ABS (+15 percent) and about 2.5 million ESP (+25 percent) were sold. The highest sales increases have been achieved at Continental Temic in the Electronics business unit.

The **Passenger Tires** Division combines the manufacturing and sales of tires for passenger cars and two-wheelers. At 3,777 million euros, sales in 2002 for this division dropped sharply and were 6.0 percent lower than the previous year's 4,017 million euros. This decline is essentially due to the sale of the UK retail chain National Tyre Service and to the weak replacement business in the USA and Mexico.

The **Commercial Vehicle Tires** Division, responsible for the manufacturing and sales of truck, light truck, industrial and farm tires, achieved sales of 1,311 million euros which were only slightly below the 2001 figure of 1,320 million euros.

Without foreign exchange rate effects, sales would have outperformed the previous year by 3.4 percent. In Europe, volumes remained somewhat below the previous year, both in the replacement business and in the original equipment market. In North America, volumes grew in the replacement business, while deliveries to the automotive manufacturers were down.

The eight business units of **ContiTech** reported sales of 1,764 million euros, falling only slightly below those for the previous year amounting to 1,768 million euros. Without changes in the scope of consolidation due to the sale of minor businesses, sales would have just topped the previous year's level. Sales growth was recorded for Power Transmission, Air Spring, and Conveyor Belt Systems, as well as for Elastomer Coatings.

At year-end, the number of employees at the Continental Corporation totaled 64,379, a drop of 914 compared with the end of the previous year. 42 percent of the employees work in Germany, 34 percent in the rest of Europe, 16 percent in North America and 8 percent in other regions of the world.

More figures on the business in fiscal 2002 will be published by the company at the presentation of its financial statements in Hanover on April 8, 2003.

Andreas Meurer
Head of Press
Tel.: +49-(0)511-938-1278
Fax: +49-(0)511-938-1055
E-Mail: prkonzern@conti.de